Exhibit 4.6

CONDOR HOSPITALITY TRUST, INC.

[FORM OF NOTICE TO SHAREHOLDERS WHO ARE RECORD HOLDERS]

Up to 4,000,000 Shares of Common Stock Issuable Upon Exercise of Non-Transferable Rights

Enclosed for your consideration is a prospectus, dated                          , 2021 (the “Prospectus”), relating to the offering by Condor Hospitality Trust, Inc. (the “Company”) of non-transferable rights (the “Rights”) to subscribe for shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), by stockholders of record (“Record Date Shareholders”) as of 5:00 p.m., New York City time, on                      , 2021 (the “Record Date”).

Pursuant to the offering, the Company is issuing Rights to subscribe for 4,000,000 shares of its Common Stock, on the terms and subject to the conditions described in the Prospectus. The Rights may be exercised at any time during the subscription period, which commences on                         , 2021 and ends at 5:00 p.m., New York City time, on                         , 2021, unless extended by the Company (as it may be extended, the “Expiration Date”). The Rights are non-transferable and will not be listed for trading on the NYSE American stock exchange or any other securities exchange or automated quotation system.

As described in the Prospectus, Record Date Shareholders will receive one Right for each share of Common Stock owned on the Record Date. Each Right entitles the holders (the “Rights Holders”) to purchase 0.31556 shares of Common Stock at the subscription price of $2.50 per whole share of Common Stock (the “Subscription Right”).

You are not required to exercise any or all of your subscription rights. Rights may only be exercised for whole numbers of shares; no fractional shares of Common Stock will be issued in this offering. The rights will be evidenced by subscription certificates (the “Subscription Certificates”).

Enclosed are copies of the following documents:

1.	Prospectus, dated , 2021;

2.	Subscription Certificate; and

3.	A return envelope, addressed to Broadridge Corporate Issuer Solutions, Inc. (the “Subscription Agent”).

Your prompt attention is requested. To exercise Rights, you should complete and sign the Subscription Certificate and forward it, with payment of the subscription price in full for each share of Common Stock subscribed for pursuant to the Subscription Right to the Subscription Agent, as indicated on the Subscription Certificate. The Subscription Agent must receive the properly completed and duly executed Subscription Certificate and full payment at or prior to 5:00 p.m., New York City time, on the Expiration Date.

You will have no right to rescind your subscription after receipt of your payment of the subscription price, except as described in the Prospectus. Rights not exercised at or prior to 5:00 p.m., New York City time, on the Expiration Date will expire.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC., THE INFORMATION AGENT, TOLL-FREE AT THE FOLLOWING TELEPHONE NUMBER: (855) 793-5068.